Exhibit 2.2

PROMISSORY NOTE

Principal Amount: 14,187,000	April 20, 2012

FOR VALUE RECEIVED, the adequacy of which is hereby acknowledged, the undersigned PEM Newco LLC (“Newco”), a Florida limited liability company and wholly owned subsidiary of Premier Exhibition Management, LLC, a Florida limited liability company (“PEM”), hereby promises, on and subject to the terms and conditions hereof, to pay to the order of AEG Live LLC, a Delaware limited liability company (“AEG”), without interest, the principal amount of $14,187,000 (the “Principal Amount”), subject to adjustment as provided in this note (the “Note”).

This Note has been executed and delivered pursuant to and in accordance with the Purchase Agreement, dated April 20, 2012 (the “Purchase Agreement”), by and among PEM, Newco, AEG and the AEG Subsidiaries, and is subject to the terms and conditions thereof. Capitalized terms used but not otherwise defined in this Note shall have the meanings ascribed to such terms in the Purchase Agreement.

1. Maturity Date. The Principal Amount shall be due and payable on February 28, 2017 (the “Maturity Date”), subject to Section 10. Payments due hereunder shall be paid in lawful money of the United States of America at AEG’s address (as set forth in Section 18 of the Purchase Agreement) or at such other place as AEG may from time to time designate by written notice to Newco.

2. Repayment Provisions. Newco shall make the following payments to AEG to be applied against the Principal Amount, until the earlier of such time as the Principal Amount as adjusted pursuant to Section 7 is paid in full and the Maturity Date:

(a) 100% of the Net Revenues from Contributed Bookings and Pending Bookings, as determined under Section 5(a) and Section 6.

(b) 100% of Net Revenues from Future Bookings, after deduction of the 10% Booking Fee, as determined under Section 5(b) and Section 6.

(c) 100% of the net revenues from Fixed Asset Sales, as determined under Section 4 and Section 6.

3. Excess Net Revenues. In the event that, prior to the Maturity Date, the amounts paid to AEG under Section 2 (Repayment Provisions) exceed the Principal Amount, as adjusted pursuant to Section 7 (Adjustments to Principal Amount), and no further Rights Fees will accrue, this Note shall be deemed to have been paid in full, and forty percent (40%) of any Net Revenues derived from the Contributed Bookings, Pending Bookings and the Future Bookings generated thereafter and prior to the Maturity Date, shall be paid to AEG, subject to Section 6 (PEM Management Fee).

4. Fixed Asset Sales. On or before the Maturity Date, Newco shall be entitled, at its discretion, to sell all or any portion of the tangible exhibitry, equipment and other materials and fixed assets transferred to it as part of the Sold Assets (“Fixed Assets”) related to any of the Exhibitions at fair market value (the “Fixed Asset Sales”) as long as such sales are reasonably consistent with the concept of maximizing the Net Revenues during the period of time prior to the Maturity Date. Newco shall, until such time as this Note is fully paid, pay to AEG, to be applied against the Principal Amount, 100% of the proceeds (up to the amount necessary to satisfy the Principal Amount) received by Newco from such Fixed Asset Sales, after deduction of the related costs of sale, which payment shall be remitted to AEG no later than 30 days after the applicable Fixed Asset Sale.

5. Specifications of Payment Provisions; Future Project Net Revenues.

(a) 100% of Net Revenues from Contributed Bookings and Pending Bookings. Newco shall, until the earlier of such time as the Principal Amount as adjusted pursuant to Section 7 is paid in full and the Maturity Date, pay to AEG 100% of the Net Revenues generated from the operation of the Contributed Bookings and the Pending Bookings, which payment shall be applied toward payment of the Principal Amount. “Net Revenues” shall mean 100% of all revenues received by Newco and its affiliates from whatever source derived (including merchandise, sponsorships and other ancillary revenue streams) associated with the Contributed Bookings or Pending Bookings less Direct Expenses and shall include post-Closing ticket revenues and sponsorship fees purchased from the AEG Subsidiaries as an asset pursuant to the Purchase Agreement. “Direct Expenses” for purposes of this Section 5(a) and 5(b) shall mean all direct, non-overhead, costs of promoting, operating and exploiting the Exhibitions (not including the Rights Fees to be paid by AEG), including venue/museum fees and expenses, solely for calendar year 2012 the salaries of on-location Exhibition general managers (the number of whom shall be no more than two (2) unless otherwise mutually agreed to in writing by the parties), external advertising and marketing, shipping/transportation of the artifacts and exhibitry (which shall include as a credit against such expenses the applicable cash amount purchased from the AEG Subsidiaries as assets pursuant to the Purchase Agreement), install, de-install and other production expenses, and other expenses customarily incurred for the presentation and exploitation of touring exhibitions. For the avoidance of doubt, Direct Expenses may include the cost of local labor as part of install, de-install and other production expenses for each Exhibition who are not regular, salaried employees of PEM or any of its affiliates. All other allocated personnel expenses included as Direct Expense shall be limited to calendar year 2012 and shall be in an amount not to exceed $250,000 for Tut II solely, inclusive of the on-site Exhibition general managers as provided for above. Newco shall pay AEG its share of Net Revenues hereunder within sixty (60) days after the final settlement of each applicable exhibition booking (which settlement shall not be later than ninety (90) days following the close of the applicable booking) (each, an “AEG Settlement Date”). The sample settlement statement attached hereto as Exhibit A sets forth an example of the Net Revenues and Direct Expenses that the parties agree are included within the applicable definitions set forth above.

(b) 100% of Net Revenues from Future Bookings. Newco shall, until the earlier of such time as the Principal Amount as adjusted pursuant to Section 7 is paid in full and the Maturity Date, pay to AEG 100% of the Net Revenues generated from the operation of the Exhibitions for dates booked after the Closing Date, including those booked pursuant to a renewal or extension with the Rights Holder, other than Pending Bookings (the “Future Bookings”), after deduction of the Booking Fee, which payment shall be applied toward payment of the Principal Amount. Newco shall be entitled to retain 10% of all Net Revenues from each of the Future Bookings, as a booking fee (the “Booking Fee”). PEM shall, at each applicable AEG Settlement Date until such time as the Principal Amount is paid in full, pay to AEG 100% of the Net Revenues (as defined in Section 5(a)) for all Future Bookings, after deduction of the Booking Fee, which payment shall be applied toward payment of the Principal Amount.

(c) 20% of Future Project Net Revenues. Newco shall pay to AEG at each applicable AEG Settlement Date until the Maturity Date, an amount equal to twenty percent (20%) of Future Project Net Revenues (the “New Content Commission”). “Future Project Net Revenues” shall mean all revenues received by Newco or its affiliates from whatever source (including merchandise, sponsorships and other ancillary revenue streams) associated with the Future Projects less Direct Expenses. “Direct Expenses” for purposes of this Section 5(c) shall mean all direct, non-overhead, costs associated with designing, building, promoting, operating and exploiting such Future Projects that are incurred by Newco or its affiliates including without limitation venue/museum fees and expenses, external advertising and marketing, shipping/transportation, install, de-install and other production expenses, rights fees, license fees, commissions, use fees and other amounts payable to obtain necessary exhibition rights, trademark and patent licenses, concept and design licenses, and other expenses customarily incurred in such Future Projects and accounted for in accordance with U.S. GAAP. For the avoidance of doubt, personnel included as Direct Expenses for purposes of this Section shall only include the cost of local labor as part of install, de-install and other production expenses for each Exhibition who are not regular, salaried employees of PEM or any of its affiliates. For purposes of clarification, Future Projects and the related commissions payable to AEG relate solely to the AEI-owned plans for future exhibition or other entertainment projects, as set forth on Exhibit H to the Purchase Agreement. AEG shall have no interest in nor shall it receive commissions from any other new exhibition or other entertainment project that Newco or its affiliates may develop after the Closing Date without reference to the Future Projects IP.

(d) AEG Settlement Dates. On any AEG Settlement Date, Newco may offset against any payment due to AEG under Section 2 (Repayment Provisions) or Section 3 (Excess Net Revenues) and retain the amount of any then-existing deficiency in any Contributed Booking or Pending Booking as between the Net Revenues and the Direct Expenses of such booking.

6 PEM Management Fee.

(a) PEM shall be entitled to deduct and offset the PEM Management Fee (as defined in Section 6(b) below) to which it is entitled before remitting any amounts otherwise owed to AEG under this Note (including without limitation any amounts payable under Section 2 (Repayment Provisions) or Section 3 (Excess Net Revenues)).

(b) PEM agrees to operate and manage the Contributed Bookings, Pending Bookings and Future Bookings in good faith from and after the Closing Date using its commercially reasonable efforts to maximize the applicable Net Revenues. In consideration thereof, PEM shall be entitled to retain the following management fee for each calendar year (the “PEM Management Fee”): (i) a fee of five percent (5%) of Gross Revenues (after deducting any applicable Booking Fees) for calendar year 2012; and (ii) ten percent (10%) of Gross Revenues (after deducting any applicable Booking Fees) for each calendar year thereafter; provided that the PEM Management Fee shall in no event be less than the following minimum guaranteed fees in each such year: $1,000,000 in calendar year 2012 (adjusted downward for the portion of the calendar year between January 1, 2012 and the effective date of the transactions contemplated by the Purchase Agreement—for sake of clarification, the minimum fee for the year 2012 would be $833,333 if the Closing occurred on February 29, 2012); $750,000 in calendar year 2013; $500,000 in calendar year 2014; and $250,000 in calendar years 2015 and 2016.

(c) For purposes of calculating the PEM Management Fee, “Gross Revenues” shall include without limitation the following revenues received by or on behalf of PEM from the licensing and exploitation of the Exhibitions: performance/exhibition/license fees and/or guarantees, overages, bonuses, back-ends and other monies, merchandise sales, audio tour revenue, photo concessions, sponsorships and other ancillary revenue streams.

7. Adjustments to Principal Amount. The Principal Amount shall be adjusted, from time to time, as follows: (a) reduced to reflect payments of any of the amounts set forth in Section 2 (Repayment Provisions), Section 4 (Fixed Asset Sales) or Section 8 (Application of FMV of Remaining Assets at Maturity Date); (b) increased to reflect the payment of Rights Fees by AEG to the Rights Holders pursuant to Section 7.7 of the Purchase Agreement; and (c) reduced to reflect any PEM Management Fees to which PEM is entitled but which have not been paid to it or retained by it from amounts otherwise payable to AEG under this Note (d) decreased to reflect the difference in the unamortized asset balance on March 31, 2012 and the unamortized asset balance on the Closing Date and (e) increased in an amount agreed to by the parties as representative of the financial expenditures by the AEG Subsidiaries resulting from a closing date after February 29, 2012. Upon the occurrence of any event requiring an adjustment to the Principal Amount, Newco and AEG shall prepare and execute a certificate setting forth the new Principal Amount, as so adjusted. Notwithstanding the foregoing, if any required certification is not prepared as required by the immediately preceding sentence, the Principal Amount shall nevertheless be the amount that would result from the application of all required adjustments under this Section 7.

8. Application of FMV of Remaining Fixed Assets at Maturity Date. In the event that the amounts paid to AEG under Section 2 (Repayment Provisions) have not satisfied the Principal Amount by the Maturity Date (the “Note Balance at Maturity”), the parties shall in good faith obtain from a mutually agreed upon third party an appraisal of the fair market value (the “FMV”) of all remaining Fixed Assets sold to Newco under the Purchase Agreement that have not been sold by Newco prior to the Maturity Date (the “Remaining Fixed Assets”). Newco shall satisfy all or a part of the Principal Amount outstanding at the Maturity Date by, at its option, (a) paying to AEG the portion of the appraised FMV of the Remaining Fixed Assets as is necessary to satisfy the Principal Amount (payable within ten (10) business days after the parties’ receipt of the appraised FMV), (b) selling some or all of the Remaining Fixed Assets at the applicable FMV and paying to AEG the portion of the proceeds as is necessary to satisfy the Principal Amount, or (c) returning to AEG a portion of the Remaining Fixed Assets the FMV of which is equal in value to the remaining amount of the Principal Amount. With respect to any portion of the proceeds from the sale of any of the Remaining Fixed Assets in excess of the amount necessary to satisfy the Principal Amount, forty percent (40%) of any such excess shall be paid to AEG (payable within ten (10) business days after such sale). In the event that the FMV of the Remaining Fixed Assets that remain unsold exceed the amount necessary to satisfy the Principal Amount, Newco shall pay AEG forty percent (40%) of such excess or will transfer to AEG the portion of the Remaining Fixed Assets that have a FMV equivalent thereto. In the event that any of the above transactions with respect to the Remaining Fixed Assets fails to satisfy any unpaid Principal Amount as of the Maturity Date, none of AEG or any of its affiliates, successors or assigns shall have any further rights of collection, and PEM, Newco and each of their current and future affiliates, subsidiaries, parent companies and successors and assigns shall have no further liability with respect to the Principal Amount of this Note.

9. Optional Prepayment. Newco shall have the right, at any time and without premium or penalty, to prepay the then-applicable Principal Amount in full; provided that, notwithstanding any such prepayment, the provisions of Section 3 (Excess Net Revenues), clause (b) of Section 7 (Adjustments to Principal Amount) and Section 8 (Application of FMV of Remaining Assets at Maturity Date) shall continue to apply in accordance with their terms up to and including the Maturity Date and any increases in the Principal Amount arising thereafter under clause (b) of Section 7 shall be paid by Newco, at its option, in cash on or prior to the Maturity Date or as provided in Section 2 (Repayment Provisions).

10. Non-Recourse. None of PEM, Newco and/or any of their current and future affiliates, subsidiaries, parent companies and successors and assigns shall have any liability under this Note to pay any portion of the Principal Amount other than from the revenues generated from the activities contemplated by Section 2 (Repayment Provisions) or Section 8 (Application of FMV of Remaining Fixed Assets at Maturity Date). In the event that as of the Maturity Date the amounts paid, or deemed to be paid, to AEG under Section 2 (Repayment Provisions) or Section 8 (Application of FMV of Remaining Fixed Assets at Maturity Date) and/or applied against the Principal Amount under such provisions is insufficient to satisfy in full the Principal Amount, as the same may be adjusted pursuant to Section 7 (Adjustments to Principal Amount), none of AEG or any of its affiliates, successors or assigns shall have any further rights of collection, and PEM, Newco and each of their current and future affiliates, subsidiaries, parent companies and successors and assigns shall have no further liability with respect to the Principal Amount or this Note.

11. Grant of Security Interest. To secure the faithful and timely performance of Newco’s obligations hereunder (the “Secured Obligations”), Newco hereby assigns and grants to AEG, a security interest in Newco’s right, title and interest in, to, and under the following properties, assets and rights, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter referred to collectively as, the “Collateral”): all of the Sold Assets (including any trade names, styles or derivations thereof included in the Sold Assets), whether owned or consigned by or to, or leased from or to, Newco, including but not limited to all accounts, documents, general intangibles, goods, instruments, contract rights, equipment, deposit accounts, and money, cash or cash equivalents included in or derived from the Sold Assets. Newco shall cooperate in AEG’s efforts to perfect the security interest granted to AEG hereunder. To the extent allowed by law, Newco hereby irrevocably appoints AEG, acting singly, as Newco’s attorney-in-fact, with full authority in the place and stead of Newco and in the name of AEG, Newco, or otherwise, from time to time in Newco’s discretion, if an Event of Default shall have occurred and be continuing, to take any of the following actions and to execute any instrument that AEG shall deem necessary or advisable to accomplish such action:

(a) to ask, demand, collect, sue for, recover, compound, receive, and give acquittance and receipts for, money due and to become due under or in respect of any of the Collateral;

(b) to receive, endorse, and collect any drafts or other instruments and documents in connection with the foregoing;

(c) to file claims or take any action or institute any proceedings that AEG may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of AEG with respect to any of the Collateral; provided that in the case of an Event of Default under Section 12(i), any such claim, action, proceeding or collection may only be asserted against a portion of the Collateral that has a value not in excess of the amount of the non-payment under Section 12(i); and

(d) to file one or more financing or continuation statements, and amendments thereof, relative to all or any part of the Collateral without the signature of the Newco where permitted by law.

12. Event of Default

If any one or more of the following events shall occur (hereinafter called an “Event of Default”), namely:

(i)	default in the payment of any portion of the Principal Amount where same would be due under the provisions of this Note, and such default is not cured within ten (10) business days after written notice thereof by AEG to Newco;

(ii)	default in any other material obligation contained herein (other than a default covered by clause (i) above), which default is not cured within ten (10) business days after notice of such default has been given by AEG to Newco; or

(iii)	if Newco shall make a general assignment for the benefit of creditors, or shall file or have filed against it a petition for relief under any chapter or provision of the Bankruptcy laws of the United States, as amended from time to time (and in the case of any involuntary proceeding the same is not dismissed within sixty (60) days thereof), or shall file a petition, complaint, pleading, certificate, formal request or matter of a similar nature seeking any reorganization, arrangement, composition, liquidation, dissolution or financial relief of a similar nature under any present or future statute, law or regulation, or shall file an answer or response admitting or not contesting the material allegations of a petition or other document filed against it in any proceeding commenced for the purpose of affecting the rights and/or creditors’ remedies of Newco; or in the event that a receiver or trustee shall be appointed for Newco.

THEN, upon the occurrence of any such Event of Default, AEG at its election, and without presentment, demand, notice of any kind, all of which are expressly waived by Newco, may declare the payment of any portion of the Principal Amount due under the provisions of this Note immediately due and payable, together with all costs of collection, including attorneys’ fees, and/or may exercise upon or enforce its rights to its Collateral, as are set forth in this Agreement; provided that in the case of an Event of Default under Section 12(i), only the portion of the Principal Amount that is due but unpaid at the time of the Event of Default may be declared to be immediately due and payable. Notwithstanding the foregoing, in the event that the amounts paid, or deemed to be paid, to and/or applied against the Principal Amount due under the provisions of this Note are insufficient to satisfy in full the Principal Amount, as the same may be adjusted pursuant to Section 7 (Adjustments to Principal Amount), on the Maturity Date, none of AEG or any of its affiliates, successors or assigns shall have any further rights of collection, and PEM, Newco and each of their current and future affiliates, subsidiaries, parent companies and successors and assigns shall have no further liability with respect to the Principal Amount or this Note.

13. Notices. All notices, requests, demands or other communications required or permitted hereunder shall be provided in accordance with Section 18 of the Purchase Agreement.

14. Governing Law. The validity, interpretation and performance of this Note shall be determined in accordance with the laws of the State of Delaware, notwithstanding any conflict of law provision to the contrary.

15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute but one and the same instrument.

16. Headings. The headings in this Note are included for convenience of reference only and shall have no effect on the interpretation of any of the provisions hereof.

17. Entire Agreement. This Note, the Purchase Agreement and the Other Documents contain the entire agreement among the parties hereto with respect to the subject matters hereof and thereof and supersede all prior negotiations, discussions, agreements, letters of intent and understandings, written or oral, relating to such subject matters.

18. Successors and Assigns. This Note shall be binding upon the parties hereto and their respective successors and assigns; provided however that none of the parties may assign their rights under this Agreement without the prior written consent of the other parties hereto.

19. Severability. If any provision of this Note is held to be unenforceable, invalid or void to any extent for any reason, that provision shall remain in force and effect to the maximum extent allowable under Applicable Law, and the enforceability and validity of the remaining provisions of this Note shall not be affected thereby.

[signature page follows on the next page]

IN WITNESS WHEREOF, Newco has caused this Note to be duly executed as of the date set forth above.

PEM NEWCO LLC

By: /s/ Samuel S. Weiser

Name: Samuel S. Weiser

Title: President

Agreed and accepted as of the date set forth above:

AEG LIVE LLC

By: F. W. Webking, Jr.

Name: F. W. Webking, Jr.

Title: Senior Vice President and Chief Financial Officer

PREMIER EXHIBITION MANAGEMENT, LLC

By: /s/ Samuel S. Weiser

Name: Samuel S. Weiser

Title: President